UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35707

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

REQUIRED  INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Brian J. Wendling
Brian J. Wendling
Senior Vice President and Controller

May 17, 2019

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Participants

Liberty Media 401(k) Savings Plan

Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ACM LLP

We have served as the Plan’s auditor since 2016.

Denver, Colorado

May 17, 2019

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets

Available for Benefits

December 31, 2018 and 2017

	2018	2017
	(amounts in thousands)
Assets
Investments, at fair value:
Series C Liberty SiriusXM common stock (notes 2 and 4)	$9,764	10,867
Series C Liberty Braves common stock (notes 2 and 4)	864	764
Series C Liberty Formula One common stock (notes 2 and 4)	2,470	2,817
Series A Qurate Retail common stock (note 2 and 4)	4,446	5,567
Series A Liberty Ventures common stock (note 2 and 4)	—	1,790
Series A GCI Liberty common stock (notes 2 and 4)	1,716	—
Mutual funds (note 2)	95,127	86,290
Brokeragelink accounts (note 2)	6,859	6,063
Total investments, at fair value	121,246	114,158

Receivables:
Notes receivable from participants (notes 1 and 2)	551	382
Total receivables	551	382
Total assets	121,797	114,540

Liabilities
Payable for required refund of excess contributions and earnings thereon	(227)	(403)
Net assets available for benefits	$121,570	114,137

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years ended December 31, 2018 and 2017

	2018	2017
	(amounts in thousands)
Additions
Net investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(16,113)	12,885
Interest and dividend income	6,791	4,799
Total net investment (loss) income	(9,322)	17,684
Interest on notes receivable from participants	23	18
Contributions:
Employer	2,517	2,277
Participant	4,392	3,920
Rollovers	1,176	179
Refund of excess contributions and earnings thereon	(227)	(403)
Total contributions, net	7,858	5,973
Total (reductions) additions to net assets	(1,441)	23,675
Deductions:
Administrative expenses	(172)	(22)
Distributions to participants	(12,353)	(10,330)
Total deductions	(12,525)	(10,352)

Net (decrease) increase in net assets available for benefits	(13,966)	13,323
Assets transferred from other plans (note 1)	21,399	—

Net assets available for benefits:
Beginning of year	114,137	100,814
End of year	$121,570	114,137

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

(1)Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only.  Participants should refer to the Liberty Plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits are not guaranteed by the Pension Benefit Guarantee Corporation.

General

The Liberty Plan is  a defined contribution plan sponsored by Liberty Media Corporation (“Liberty” or the “Company”). The Plan Administrative Committee of the Liberty Plan serves as the Plan Administrator for the Liberty Plan.

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Qurate Retail, Inc. (formerly named Liberty Interactive Corporation prior to the transaction discussed in note 4) (“Qurate Retail”) to invest in interests in Liberty and Qurate Retail, and to receive benefits upon retirement.  Employees of Liberty and certain 80% or more owned subsidiaries of Liberty, and employees of Qurate Retail who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries and Qurate Retail may make matching contributions as follows, as approved by the respective management teams. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

Maximum match as a % of
% of participant contributions	eligible compensation
100%	10%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the Internal Revenue Service ("IRS").  Employee pre-tax contributions (excluding catch-up contributions) were limited to $18,500 and $18,000 in 2018 and 2017, respectively.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $55,000 and $54,000 in 2018 and 2017, respectively.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees turning 50 in the respective calendar year, are not matched by the employer and were limited to $6,000 in 2018 and 2017.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan, provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Upon separation from service, vested account balances of $1,000 or less (including rollovers) will automatically be distributed absent a request for distribution or rollover by the participant. Upon separation from service, vested account balances that exceed $1,000 but are less than $5,000 (including rollovers) will automatically be rolled over in cash to an IRA selected by the Plan Administrator absent a request for distribution or rollover by the participant. Distributions and other withdrawals are processed on a daily basis. Participants may request to receive Company common stock, Qurate Retail common stock, or GCI Liberty common stock held in their account as an in-kind distribution.

Notes Receivable from Participants

Participants may borrow from their Liberty Plan accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant's account.  At December 31, 2018, outstanding loans had interest rates ranging from 4.25% to 6.25% and maturity dates through December 2023.  Principal and interest are paid ratably through monthly payroll deductions or automatic bank draft after termination of employment.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions.  Forfeitures aggregated approximately $47,000 and $42,000 during 2018 and 2017, respectively.  Forfeitures of approximately $139,000 and $0 were used to pay Liberty Plan expenses during 2018 and 2017, respectively. Unused forfeitures aggregated approximately $40,000 and $63,000 at December 31, 2018 and 2017, respectively.

Investment Options

As of December 31, 2018, the Liberty Plan has various investment options including mutual funds and common stocks.  The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule I to these financial statements.  Liberty Plan participants may change investment options and contribution percentages on a daily basis.

Vesting

Participant contributions and rollover contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans to the Liberty Plan vest according to the terms specified in the transferor plans.

Plan Transfers

On February 15, 2018 the Liberty Plan received a transfer of assets of $21,398,924, including participant loans outstanding of $32,240 and related forfeitures of $68,193,  which reflected accounts of participants of certain non-participating employers in the Evite 401(k) Savings Plan (formerly known as the Liberty Interactive 401(k) Savings Plan).

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

As of December 31, 2018, the Liberty Plan had concentrations of investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Qurate Retail common stock and Series A GCI Liberty common stock.  As of December 31, 2017,  the Liberty Plan had concentrations of investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Liberty QVC Group common stock and Series A Liberty Ventures common stock.  Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations.

(2)          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, participants of the Liberty Plan are allowed to invest in non-employer securities.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2018 and 2017 for those securities having readily available market quotations.

The following closing market prices have been used to value the Liberty Plan’s investment in common stocks:

	December 31,
	2018	2017
Series C Liberty SiriusXM common stock (a)	$36.98	$39.66
Series C Liberty Braves common stock (a)	24.89	22.22
Series C Liberty Formula One common stock (a)	30.70	34.16
Series A Qurate Retail common stock (a)	19.52	24.42
Series A Liberty Ventures common stock (a)	—	54.24
Series A GCI Liberty common stock (a)	41.16	—

(a)See Transactions Impacting Stock Funds note 4.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value.

See note 3 for additional information regarding the Liberty Plan investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as a distribution based upon the terms of the Liberty Plan documents.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The IRS has determined and informed Liberty by a letter dated December 8, 2015 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

maintain its qualification.  Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2018 and 2017.

Accounting principles generally accepted in the United States of America (“GAAP”) require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Liberty Plan administrator has analyzed the tax positions taken by the Liberty Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay allowable Liberty Plan administrative expenses including legal fees, audit and tax preparation fees, printing and mailing fees, investment and advisor fees and recordkeeper and trustee fees, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty, and are excluded from these financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

(3)Investments

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

•Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Liberty Plan has the ability to access.

•Level 2

Inputs to the valuation methodology include:

oquoted prices for similar assets or liabilities in active markets;

oquoted prices for identical or similar assets or liabilities in inactive markets;

oinputs other than quoted prices that are observable for the asset or liability;

oinputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

Mutual funds and money market funds—Mutual funds and money market funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Liberty Plan are open-ended investment funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Liberty Plan are deemed to be actively traded and are classified as Level 1.

Common stock —The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds, common stocks listed on major U.S. exchanges and fixed-income securities, including certificates of deposit.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.  The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1.  The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Liberty Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.

The tables below present the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2018 and 2017.

	Assets at Fair Value as of December 31, 2018
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$19,260	—	—	19,260
Mutual funds	95,127	—	—	95,127
Brokeragelink accounts	5,821	1,038	—	6,859
Total investments at fair value	$120,208	1,038	—	121,246

	Assets at Fair Value as of December 31, 2017
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$21,805	—	—	21,805
Mutual funds	86,290	—	—	86,290
Brokeragelink accounts	5,922	141	—	6,063
Total investments at fair value	$114,017	141	—	114,158

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  For the years ended December 31, 2018 and 2017, there were no transfers in or out of levels 1, 2, or 3.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

(4)Reorganization Transaction Impacting Common Stock

On March 9, 2018, Qurate Retail completed the transactions contemplated by the Agreement and Plan of Reorganization (as amended, the “Reorganization Agreement,” and the transactions contemplated thereby, the “Transactions”) among General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Qurate Retail (“LI LLC”). Pursuant to the Reorganization Agreement, GCI amended and restated its articles of incorporation (which resulted in GCI being renamed GCI Liberty, Inc. (“GCI Liberty”) and effected a reclassification and auto conversion of its common stock. After market close on March 8, 2018, Qurate Retail’s board of directors approved the reattribution of certain assets and liabilities from Qurate Retail’s Ventures Group to its QVC Group, which was effective immediately. The reattributed assets and liabilities included cash, Qurate Retail’s interest in ILG, Inc., certain green energy investments, LI LLC’s exchangeable debentures, and certain tax benefits.

Following these events, Qurate Retail acquired GCI Liberty through a reorganization in which certain Qurate Retail interests, assets and liabilities attributed to the Ventures Group, were contributed (the “contribution”) to GCI Liberty in exchange for a controlling interest in GCI Liberty. Qurate Retail and LI LLC contributed to GCI Liberty their entire equity interest in Liberty Broadband, Charter, and LendingTree, the Evite operating business and other assets and liabilities attributed to Qurate Retail’s Ventures Group (following the reattribution), in exchange for (a) the issuance to LI LLC of a number of shares of GCI Liberty Class A common stock and a number of shares of GCI Liberty Class B common stock equal to the number of outstanding shares of Series A Liberty Ventures common stock and Series B Liberty Ventures common stock on March 9, 2018, respectively, (b) cash and (c) the assumption of certain liabilities by GCI Liberty.

Following the contribution, Qurate Retail effected a tax-free separation of its controlling interest in the combined company, GCI Liberty, to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock, in which each outstanding share of Series A Liberty Ventures common stock was redeemed for one share of GCI Liberty Class A common stock and each outstanding share of Series B Liberty Ventures common stock was redeemed for one share of GCI Liberty Class B common stock.  Simultaneous with the closing of the Transactions, QVC Group common stock became the only outstanding common stock of Qurate Retail, and thus QVC Group common stock ceased to function as a tracking stock. On April 9, 2018, Liberty Interactive Corporation was renamed Qurate Retail, Inc. On May 23, 2018, Qurate Retail amended its charter to eliminate the tracking stock capitalization structure and reclassify each share of QVC Group common stock into one share of the corresponding series of new common stock of Qurate Retail.

Pursuant to this transaction in March 2018 the Liberty Plan redeemed all of its holdings in Series A Liberty Ventures Common Stock, 42,683 shares, and received 42,683 shares of GCI Liberty Class A common stock. On May 10, 2018, GCI Liberty was reincorporated from the state of Alaska to the state of Delaware and each outstanding share of GCI Liberty Class A common stock and GCI Liberty Class B common stock was automatically converted into one share of GCI Liberty Series A common stock and GCI Liberty Series B common

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

stock, respectively. GCI Liberty common stock is a frozen investment in the Liberty Plan, meaning that participants cannot make any future investments in GCI Liberty Series A common stock.

(5)Related Party and Party-in-Interest Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee. Through the investment options in Company stock and the Brokeragelink option, some participants may have holdings of certain related party securities. The Plan also invests in the common stock of the plan sponsor and of a participating employer. The following tables summarize transactions in these stocks:

	2018 Stock Activity
	Beginning Balance	Contributions	Earnings (Loss)	Net Exchanges	Stock Reorganization (note 4)	Disbursements	Ending Balance
	(amounts in thousands)
Series C Liberty SiriusXM common stock	$10,867	243	(673)	(187)	—	(486)	9,764
Series C Liberty Braves common stock	$764	60	91	(6)	—	(45)	864
Series C Liberty Formula One common stock	$2,817	80	(281)	(26)	—	(120)	2,470
Series A Qurate Retail common stock	$5,567	199	(1,100)	(11)	—	(209)	4,446
Series A GCI Liberty common stock	$—	—	(517)	(2)	2,280	(45)	1,716
Series A Liberty Ventures common stock	$1,790	21	(31)	569	(2,280)	(69)	—

	2017 Stock Activity
	Beginning Balance	Contributions	Earnings (Loss)	Net Exchanges	Disbursements	Ending Balance
	(amounts in thousands)
Series C Liberty SiriusXM common stock	$10,335	233	1,695	(715)	(681)	10,867
Series C Liberty Braves common stock	$707	48	62	2	(55)	764
Series C Liberty Formula One common stock	$2,632	65	251	20	(151)	2,817
Series A Qurate Retail common stock	$4,764	208	1,030	(40)	(395)	5,567
Series A Liberty Ventures common stock	$1,252	58	588	17	(125)	1,790
Series A Liberty Expedia Holdings common stock	$891	—	131	(995)	(27)	—

Fidelity receives revenue sharing from certain mutual fund companies. See note 2 for administrative expenses permitted to be paid to other service providers of the Plan. The Liberty Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts. These transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

During the second quarter of 2016, Liberty Media initiated a subscription rights offering pursuant to which existing Liberty Braves shareholders, including the Liberty Plan, received a subscription right to acquire 0.47 of a share Series C Liberty Braves common stock for each share of Liberty Braves Series A, B or C common stock they held as of May 16, 2016.  Because the subscription rights were not “qualifying employer securities” under

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2018 and 2017

ERISA, the distribution of the subscription rights to the Liberty Plan and the exercise and/or sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  The DOL has issued an individual exemption of this transaction in the federal register dated December 27, 2018, noting exemption from the prohibited transaction rules.

Subsequent Events

Effective January 1, 2019 the Plan was amended to reflect hardship withdrawal provisions which were included in the Bipartisan Budget Act of 2018.

Management has evaluated subsequent events through May 17, 2019, which is the date the financial statements were available to be issued. There were no other events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

Schedule I

EIN: 37-1699499

Plan Number: 001

		Description of investment	Current value at
	Identity of issue	including par value	December 31, 2018
			(amounts in thousands)
*	Liberty SiriusXM common stock	Series C common stock, par value $0.01 per share	$9,764
*	Liberty Braves common stock	Series C common stock, par value $0.01 per share	864
*	Liberty Formula One common stock	Series C common stock, par value $0.01 per share	2,470
*	Qurate Retail common stock	Series A common stock, par value $0.01 per share	4,446
*	GCI Liberty common stock	Series A common stock, par value $0.01 per share	1,716
	Allianz Global Investors Fund Management LLC	ALLIANZ GI NFJ Small-Cap Value Institutional	2,937
	Artisan Funds Distributor, LLC	Artisan International Institutional	2,790
	BAMCO, Inc.	Baron Growth Institutional	5,356
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	5,091
	Dodge & Cox	Dodge & Cox Stock Fund	5,452
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock K Fund	3,859
*	Fidelity Management & Research Company	Fidelity 500 Index	10,471
*	Fidelity Management & Research Company	Fidelity International Index	3,547
*	Fidelity Management & Research Company	Fidelity US Bond Index	7
*	Fidelity Management & Research Company	Fidelity Extended Market Index	31
	Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond Fund Plan	2,804
	Pacific Investment Management Company LLC	PIMCO High Yield Institutional	1,880
	The Vanguard Group, Inc.	Vanguard Inflation - Protected Securities Admiral Shares	562
	The Vanguard Group, Inc.	Vanguard Treasury Money Market Advisor	4,615
	The Vanguard Group, Inc.	Vanguard Total International Bond Index, Admiral	2
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Global Realty	689
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	1,464
*	Fidelity Management & Research Company	Fidelity Freedom 2010 K Fund	2,675
*	Fidelity Management & Research Company	Fidelity Freedom 2020 K Fund	10,615
*	Fidelity Management & Research Company	Fidelity Freedom 2030 K Fund	15,194
*	Fidelity Management & Research Company	Fidelity Freedom 2040 K Fund	8,888
*	Fidelity Management & Research Company	Fidelity Freedom 2050 K Fund	5,521
*	Fidelity Management & Research Company	Fidelity Freedom 2060 K Fund	677
*	Fidelity Management & Research Company	Brokeragelink Accounts	6,859
*	Notes receivable from participants	Interest rates ranging from 4.25-6.25% with maturity dates through December, 2023	551
			$121,797

*    Indicates a party-in-interest.

Liberty Media Corporation is the plan sponsor. Liberty Media Corporation, all of its employees, the employees of any participating employer in the Liberty Plan, and certain other persons are parties-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1	Consent of ACM LLP